Filed Pursuant to Rule 253(g)(2)
File No. 024-10999

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

SUPPLEMENT NO. 1 DATED OCTOBER 1, 2019
TO THE OFFERING CIRCULAR DATED JULY 19, 2019

This document supplements, and should be read in conjunction with, the offering circular of American Hospitality Properties REIT, Inc. (the “Company”), dated July 19, 2019 and filed by the Company with the Securities and Exchange Commission on July 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Reduction in Initial Transaction Price

On September 30, 2019, the Board of Directors of the Company approved a temporary reduction in the initial Transaction Price at which the Shares will be offered to the public from $10.00 per Share to $9.50 per Share (the “Reduced Share Price”).  The Reduced Share Price will take effect for all Shares for which subscription agreements are received by the Company between October 1, 2019 and November 15, 2019, which date may be extended in the sole discretion of the Company until such time as the Company has sold $10 million in Shares.  Thereafter, the Transaction Price will revert to $10.00 per Share, subject to future adjustments as described in the Offering Circular.